ONEVA, INC.

Unaudited Financial Statements For The Years Ended December 31, 2016 and 2017

May 18, 2018



Independent Accountant's Review Report

To Management
Oneva, Inc.
Oakland, CA

We have reviewed the accompanying balance sheet of Oneva, Inc. as of December 31, 2017 and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
May 18, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

Oneva, Inc
Balance Sheet
January 2016 - December 2017

	Total	
	As of Dec 31, 2017	As of Dec 31, 2016 (PY)
ASSETS		
Current Assets		
Bank Accounts		
Business Checking - 5828	0.00	0.00
Total Bank Accounts	**$ 0.00**	**$ 0.00**
Total Current Assets	**$ 0.00**	**$ 0.00**
Fixed Assets		
Accumulated Depreciation	-101,830.00	
Oneva's Platform	509,150.00	378,600.00
Total Fixed Assets	**$ 407,320.00**	**$ 378,600.00**
Other Assets		
Notes Receivables	235,000.00	
Total Other Assets	**$ 235,000.00**	**$ 0.00**
TOTAL ASSETS	**$ 642,320.00**	**$ 378,600.00**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable	94,615.76	
Total Accounts Payable	**$ 94,615.76**	**$ 0.00**
Other Current Liabilities		
ST Notes Payable	20,300.00	
Total Other Current Liabilities	**$ 20,300.00**	**$ 0.00**
Total Current Liabilities	**$ 114,915.76**	**$ 0.00**
Long-Term Liabilities		
Notes Payable	1,359,500.00	732,800.00
Total Long-Term Liabilities	**$ 1,359,500.00**	**$ 732,800.00**
Total Liabilities	**$ 1,474,415.76**	**$ 732,800.00**
Equity		
Retained Earnings	-382,901.83	-152,045.36
Net Income	-449,193.93	-202,154.64
Total Equity	**-$ 832,095.76**	**-$ 354,200.00**
TOTAL LIABILITIES AND EQUITY	**$ 642,320.00**	**$ 378,600.00**

Oneva, Inc
Statement of Operations
January 2016 - December 2017

	Total	
		Jan - Dec 2016
	Jan - Dec 2017	(PY)
Income		
Sales	57,007.48	44,148.70
Total Income	$ 57,007.48	$ 44,148.70
Gross Profit	$ 57,007.48	$ 44,148.70
Expenses		
Advertising & Marketing	1,696.00	1,092.50
Auto	167.50	90.38
Bank Charges & Fees	534.14	544.12
Caregiver Payments	6,788.00	
Depreciation	101,830.00	
Dues & Subscriptions	1,907.24	190.00
Freight	106.42	
Insurance	45,464.50	34,525.72
Legal & Professional Services	114,622.46	9,310.53
Lodging	657.97	
Meals & Entertainment	3,599.78	7,600.61
Outside Services	18,259.33	36,297.66
Rent & Lease	23,876.00	15,676.50
Software and Software Subscriptions	10,846.77	4,130.83
Supplies & Materials	6,931.05	9,193.55
Taxes & Licenses	2,395.96	112.58
Travel	15,437.27	2,454.55
Utilities	10,728.45	9,639.05
Wages & Salaries	140,352.57	115,444.76
Total Expenses	$ 506,201.41	$ 246,303.34
Net Operating Income	-$ 449,193.93	-$ 202,154.64
Net Income	-$ 449,193.93	-$ 202,154.64

Oneva, Inc
Statement of Cash Flows
January 2016 - December 2017

	Jan - Dec 2016	Jan - Dec 2017
OPERATING ACTIVITIES		
Net Income	-202,154.64	-449,193.93
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accumulated Depreciation		101,830.00
Oneva's Platform	-378,600.00	-130,550.00
Accounts Payable		94,615.76
Payroll Clearing	308.80	0.00
ST Notes Payable		20,300.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$ 378,291.20	$ 86,195.76
Net cash provided by operating activities	-$ 580,445.84	-$ 362,998.17
INVESTING ACTIVITIES		
Notes Receivables		-235,000.00
Net cash provided by investing activities	$ 0.00	-$ 235,000.00
FINANCING ACTIVITIES		
Notes Payable	362,234.66	626,700.00
Retained Earnings	218,211.18	-28,701.83
Net cash provided by financing activities	$ 580,445.84	$ 597,998.17
Net cash increase for period	$ 0.00	$ 0.00

ONEVA, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017
_____

Starting Equity	$ (152,045)	$ (354,200)
Non-Cash Adjustment to Retained Earnings	-	(28,701)
Net Income	(202,155)	(449,194)
Ending Equity	$ (354,200)	$ (832,095)

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Oneva Inc. ("Oneva" or the "Company"), is a corporation organized under the laws of the States of Delaware and California. The Company matches adult and child caregivers to those requiring care using a proprietary mobile app. The Company's caregivers undergo detailed background checks and are subject to monitoring and supervision by the Company on a continuous basis.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. This includes the enterprise-level business platform that the Company customizes to meets its specific operational needs. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets. Repair and maintenance costs are expensed as incurred. Fixed asset purchases under $1,000 are expensed when incurred. The estimated useful life for Oneva's business platform is 5 years.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years. The Company's federal tax filings for 2015, 2016, and 2017 will remain subject to review by the Internal Revenue Service until 2019, 2020, and 202 respectively.

The Company is subject to franchise and income tax filing requirements in the State of California. The Company's tax filings in the State of California for 2014, 2015, 2016, and 2017 remain subject to review by that State until 2019, 2020, 2021, and 2022, respectively.

NOTE D- DEBT

In 2017 and 2016, the Company issued a series of convertible notes ("the Notes") for the purpose of funding continuing operations. The notes are secured by the assets of the Company and accrue interest at the rate of 6% per annum and mature two years from the date of issue. The Notes are convertible to equity under certain circumstances, including a change of control of the Company or a liquidity event.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before May 18, 2018, the date that the financial statements were available to be issued.